2008 Drilling Program at Bootheel Property

Denver, Colorado (Marketwire – June 19, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) is pleased to announce the commencement of the 2008 drilling program at the Bootheel Property in southern Wyoming. The Bootheel Property, together with the Buck Point Property, make up The Bootheel Project, LLC (“Project”), a venture in which Ur-Energy and Target Exploration and Mining Corp. (TSX.V: TEM) (“Target”) are the members. Target is the operator and is currently earning a 75% interest in the Project.

Following its preliminary compilation and analysis of the existing historic database in late 2007, Target’s plan for the 2008 program consists of approximately 50,000 feet of drilling in 80 to 90 holes. The primary objective for the year is to prepare a National Instrument 43-101 compliant resource estimate.

“We are pleased with Target’s initial drilling progress and look forward to further drilling efforts towards obtaining National Instrument 43-101 compliant resources,” remarked Bill Boberg, Ur-Energy President and CEO.

Further information can be found on Target’s website at: http://www.target-mining.com.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.